KIRKLAND LAKE GOLD TARGETS STRONG PRODUCTION GROWTH IN 2019,
FOSTERVILLE TO REACH OVER 500,000 OUNCES PER YEAR BY 2020

Toronto, Ontario – December 11, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s full-year guidance for 2019, which includes strong production growth, improved unit costs and a continued strong commitment to exploration and growth. The Company also announced today three-year production guidance, which includes the Fosterville Mine achieving over 500,000 ounces of production by 2020 and demonstrates the potential for consolidated production to reach one million ounces by 2021. All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Highlights of 2019 guidance include:

•	Production growth to 740,000 – 800,000 ounces, driven largely by significantly higher production at Fosterville, as well as increased production at Macassa

•	Operating cash costs per ounce sold[1] to improve to $360 – $380

•	All-in sustaining costs (“AISC”) per ounce sold[1] to achieve significant improvement to $630 – $680

•	Exploration expenditures estimated at $100 – $120 million, including capitalized exploration expenditures, with $85 – $100 million targeted for Fosterville and the Northern Territory in Australia

•	Sustaining capital expenditures[1] of $150 – $170 million, with sustaining capital expenditures on a per ounce of gold sold basis expected to improve significantly from 2018 levels

•	Growth capital expenditures[1] of $155 – $165 million in 2019, largely reflecting expenditures for the Macassa #4 shaft project and growth projects at Fosterville.

(1)	See the “Non-IFRS Measures” section starting on page 35 of the Company’s MD&A for the three and nine months ended September 30, 2018 filed on the Company’s profile on SEDAR at www.sedar.com.

Highlights of three-year production guidance include:

•

Consolidated: Kirkland Lake Gold is targeting consolidated production growth of 10 – 15% per year over the next three years, with production of 740,000 – 800,000 ounces in 2019 to be followed by production of 850,000 – 910,000 ounces in 2020 and 945,000 – 1,005,000 ounces in 2021

•	Fosterville: Production to increase to over 500,000 ounces in 2020 and reach over 570,000 ounces by 2021 driven by higher grades and increased throughput in 2021

•	Macassa: Production to reach 245,000 – 255,000 ounces in 2021, with output to increase substantially in 2022 with the commencement of production from the new #4 shaft

•

Holt Complex: Production, including output from the Taylor and Holt mines using the Holt Mill, to total over 120,000 ounces in both 2019 and 2020, increasing to over 130,000 ounces in 2021 (additional production potential at Holloway Mine, where advanced exploration work is commencing ahead of possible resumption of operations)

•

Northern Territory: Work at Cosmo Mine and Union Reefs moving to advanced exploration phase with focus on evaluating potential restart of operations as early as second half of 2019 (no ounces from Northern Territory included in 2019 or three-year production guidance).

Tony Makuch, President and Chief Executive Officer, commented: “Kirkland Lake Gold is poised to achieve substantial production growth and improved unit costs in 2019. We will also continue to invest in exploration and additional production growth, with our plan being to reach one million ounces of annual gold production as early as 2021. While achieving one million ounces of production will be a significant milestone, it is more important that the growth we achieve continues to drive down unit costs, increases margins and positions us to generate substantial amounts of free cash flow going forward.

“Not surprisingly, the key driver of our three-year growth is Fosterville, where we expect to achieve over half a million ounces of annual gold production by 2020 and close to 600,000 ounces in 2021. As demonstrated from recent drilling and production results, the Swan Zone is a truly unique, high-grade zone that we are continuing to grow. We continue to explore for more zones like Swan at Fosterville and are encouraged by the fact that similar mineralization has been intersected in multiple locations. At Macassa, we expect to achieve incremental growth in production, with guidance for 2021 of 245,000 – 255,000 ounces, to be followed by a large step-up in output in 2022 with production commencing from the new #4 shaft. Elsewhere, we are transitioning both the Holloway Mine and Northern Territory assets from care and maintenance to advanced exploration with a focus on evaluating the potential to resume operations at both locations.

“Finally, turning to capital, based on our current growth plans we will see the peak level of growth capital expenditures in 2019, with these expenditures to be reduced starting in 2020. The Macassa #4 shaft project is advancing very well, with full-face shaft sinking set to commence in the second quarter of 2019. At Fosterville, our three key projects, new ventilation, a paste fill plant and water treatment plant, will be completed during 2019, as will additional initiatives that have been included in our 2019 plan, such as a new power transformer, new refinery and gold room and a thiocyanate destruction plant. We have also included in our guidance growth capital expenditures for the first half of the year related to the Northern Territory and Holloway Mine as we continue to assess these assets.”

2019 Guidance

	Macassa	Taylor	Holt	Fosterville	Consolidated[5]
Gold production (kozs)[1]	230 – 240	50 – 55	70 – 75	390 – 430	740 – 800
Op. cash costs ($/oz)[2]	440 – 460	690 – 710	620 – 640	200 – 220	$360 – $380
AISC/ounce sold ($/oz)[2]					$630 – $680
Operating cash costs ($M)[2]					$270 – $280
Royalty costs ($M)					$25 – $30
Sustaining capital ($M)[2]					$150 – $170
Growth capital ($M)[2,3]					$155 – $165
Exploration ($M)					$100 – $120
Corporate G&A ($M)[4]					$26 – $28

(1)	Production and unit-cost guidance for 2019 does not include results for the Northern Territory or Holloway Mine.
(2)

See “Non-IFRS Measures” set out starting on page 35 of the MD&A for the three and nine months ended September 30, 2018 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.39.

(3)

Growth capital expenditure guidance includes planned expenditures for the Northern Territory and Holloway Mine during the first half of 2019, with additional expenditures for the second half of the year to be determined based on the results of current programs and other developments. Growth capital expenditures exclude $14.2 million of capital expenditures related to the Macassa #4 shaft project, which are expected to be recorded as capital expenditures in 2019, but have been paid in cash on an advanced basis in 2018.

(4)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.
(5)

The Company’s full financial results for full-year 2018 will be released in late February 2019. As such, comparisons in this press release involving financial measures included in the Company’s 2019 guidance are made to existing 2018 guidance, as well as the Company’s nine- month 2018 results.

Review of 2019 Guidance

•

Consolidated gold production in 2019 is targeted at approximately 740,000 – 800,000 ounces, a substantial increase from target production of over 670,000 ounces in 2018 (492,484 ounces for the first nine months (“YTD”) of 2018). Production growth in 2019 will be driven by Fosterville, mainly reflecting higher average grades compared to 2018. Production is also expected to increase at Macassa in 2019, mainly driven by higher tonnage, while production at Holt and Taylor is expected to be similar to the comparable 2018 levels. The Company’s guidance for 2019 does not include any production from the Northern Territory or the Holloway Mine.

•

Operating cash costs per ounce sold are expected to average $360 – $380, which compares to current full- year 2018 guidance of $385 – $410 and the average for YTD 2018 of $397. Improvement in operating cash costs per ounce sold in 2019 is expected to be driven by Fosterville, the Company’s lowest-cost mine, which will account for a higher proportion of consolidated production compared to 2018 and will benefit from higher average grades in the coming year. Operating cash costs per ounce sold in 2019 at Macassa, Holt and Taylor are expected to be similar to comparable 2018 levels.

•

All-in sustaining costs (“AISC”) per ounce sold are targeted to achieve substantial improvement in 2019, with guidance of $630 – $680, which compares to current 2018 guidance of $735 – $760 and YTD 2018 AISC per ounce sold of $738. The improvement is largely expected to result from higher sales volumes, with sustaining capital expenditures expected to remain similar to comparable 2018 levels.

•

Operating cash costs for 2019 are estimated at $270 – $280 million, which compares to the current guidance for full-year 2018 of $260 – $270 million and YTD 2018 operating cash costs of $197.2 million.

•	Royalty costs in 2019 are estimated at $25 – $30 million compared to current guidance for 2018 of $22 – $27 million and total royalty costs of $18.8 million for YTD 2018.

•

Sustaining capital expenditures in 2019 are targeted at $150 – $170 million, unchanged from current guidance for 2018 and compared to YTD 2018 sustaining capital expenditures of $127.6 million. Sustaining capital expenditures are expected to be similar to comparable 2018 levels as lower sustaining capital expenditures at Macassa, largely reflecting reduced capital development requirements, is offset by an increase in sustaining capital expenditures at Fosterville. The expected increase in sustaining capital expenditures at Fosterville mainly relates to increased capital development and higher expenditures for mobile equipment procurement as the mine continues to ramp up production from the Swan Zone and other areas.

•

Growth capital expenditures are estimated at $155 – $165 million in 2019, which compares to current guidance for 2018 of $110 – $115 million and YTD 2018 growth capital expenditures of $48.9 million. Of planned growth capital expenditures in 2019, Macassa is expected to account for approximately $80 million, with $50 – $55 million relating to the #4 shaft project and the remainder largely funding a thickened tails project and the construction of a new tailings impoundment area. Capital expenditures for the #4 shaft project are expected to decline following the end of 2019. Growth capital expenditures at Fosterville in 2019 are estimated at approximately $55 million, including approximately $35 million to complete the mine’s three key projects, including the new ventilation system, the past fill plant and a new water treatment plant. The remaining growth capital expenditures at Fosterville relate to a number of smaller projects, including a new power transformer, new refinery and gold room and a thiocyanate destruction plant, all of which are scheduled for completion during 2019. Approximately $15 million and $8 million of growth capital expenditures are included in the Company’s 2019 guidance for the Northern Territory and Holloway, respectively, representing planned expenditures during the first half of 2019.

•

Exploration expenditures in 2019 are estimated at $100 – $120 million, including capital exploration expenditures. Of total exploration expenditures, approximately $85 – $100 million are targeted for the Company’s Australian operations, with $15 – $20 million of exploration expenditures estimated for the Company’s Canadian operations. Key areas of focus for exploration work in 2019 at Fosterville include the Lower Phoenix and Harrier systems, Robbin’s Hill, as well as a number of regional targets. In the Northern Territory, exploration expenditures will focus on Mineral Resource growth and definition at the Lantern Deposit and the continued evaluation of targets at Union Reefs. In Canada, exploration expenditures will be largely focused on the continued growth and conversion of Mineral Resources at Macassa and Taylor.

•	Corporate G&A expense in 2019 is targeted at $26 – $28 million, slightly higher than the current target for full-year 2018 of $25 million ($18.3 million for YTD 2018).

Three-Year Production Guidance1

	Macassa	Holt Complex	Fosterville	Consolidated
2019 (kozs)	230 – 240	120 – 130	390 – 430	740 – 800
2020 (kozs)	230 – 240	120 – 130	500 – 540	850 – 910
2021 (kozs)	245 – 255	130 – 140	570 – 610	945 – 1,005

(1)	Three-year production guidance does not include any production from the Northern Territory or Holloway Mine.

Macassa: Production at Macassa in 2019 is expected to increase from the target range for 2018 of 220,000 –225,000 ounces, primarily due to increased mill throughput in 2019. Production in 2020 is targeted to be similar to 2019 before increasing to 245,000 – 255,000 ounces in 2021. Grades in 2021 are expected to average approximately 20.0 grams per tonne with mill throughput reaching close to 1,100 tonnes per day.

Holt Complex: Production from the Holt Mill (including mine production from the Holt and Taylor mines) is expected to remain largely unchanged during the next two years, with the anticipation of some production growth at Taylor in 2021. The potential to restart operations at Holloway Mine could lead to higher levels of production from the Holt Complex, with advanced exploration work being undertaken at Holloway in 2019.

Fosterville: Production at Fosterville is expected to grow significantly over the next three years from the current target for 2018 of over 330,000 ounces. Fosterville’s production is targeted to increase in 2019, to 390,000 – 430,000 ounces, driven primarily by a higher average grade in the coming year. Production at Fosterville is then targeted to grow to 500,000 – 540,000 ounces in 2020 and 570,000 – 610,000 ounces in 2021, with grades over this two-year period expected to average approximately 30 grams per tonne and throughput to increase in 2021 to approximately 1,700 tonnes per day.

Northern Territory: During the first half of 2019, the Company is moving forward with advanced exploration work to evaluate the potential of resuming operations in the Northern Territory of Australia. A decision on resuming operations in the Northern Territory is expected during 2019.

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Technical Services is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 670,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the State of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district-scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this press release, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the MD&A for the three and nine months ended September 30, 2018, dated October 30, 2018, for the Q3 and YTD 2018 non-IFRS reconciliations.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward looking statements” and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; (iii) future exploration plans; (iv) changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves; and (v) other information that is based on forecasts of future operational or financial results and estimates of management.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2017, and its interim financial statements and related MD&A for the period ended September 30, 2018, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Cautionary Note to U.S. Investors – Mineral Reserve and Resource Definitions

The terms "Mineral Resource" and "measured Mineral Resource" are defined in and required to be disclosed in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). However, these terms are not defined terms under SEC Industry Guide 7 under the United States Securities Act of 1933, as amended, and the Exchange Act, and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com